ANNUAL MEETING OF SHAREHOLDERS
On February 10, 2014, an Annual Meeting of Shareholders for the Fund was held to consider the following proposal. The results of the proposal are indicated below.

Proposal 1 Election of Trustees:

Shares voted 'For'  	 Isaiah Harris, Jr. 		42,108,396
Shares voted 'Withhold' 				1,791,632
Shares voted 'For'       David F. Larcker 		42,169,972
Shares voted 'Withhold' 				1,730,056
Shares voted 'For'       Olivia S. Mitchell 		42,039,380
Shares voted 'Withhold' 				1,860,648